Filed by AECOM Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  URS Corporation

Commission File No.: 1-7567

Date:  September 2, 2014

September 2, 2014

Operating Structure and Key Executive Appointments

To: All AECOM Employees

It is energizing to think about our future and the potential we have to create a strong and differentiated company in the global marketplace.  What does that look like?  How do we operate, and how do we involve our very best people to realize the vision?  These are the critical areas that have occupied my thinking since we announced the combination of AECOM and URS.  Of course, it will take all of us around the world to realize our full potential.  And, with the help of leadership at both companies, we have created an exciting blueprint from which to build.

I am delighted to share with you our operating structure and the talented team who will advance our integrated-delivery vision to design, build, finance and operate infrastructure around the globe, after our expected close of the AECOM-URS combination in October.

The five groups and the executives who will lead them are:

1.              Design and Consulting Services Group (DCS)

The Design and Consulting Services Group will include the following technical services: architecture, cost consultancy, design, economics, energy, engineering, environmental, planning and program management.

Fred Werner will serve as Group President of Design and Consulting Services, which will include: Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC).  Currently, Fred is AECOM Chief Growth Officer and President of EMEA.  Throughout his 30-plus-year career at AECOM, Fred has led all of our global business lines and has a deep understanding of our markets in the 150-plus countries in which we operate.

The following individuals will serve as Geography Presidents, reporting to Fred:

•                  Americas: Tom Bishop will lead our Americas Design and Consulting Services operations. Tom is Executive Chairman of URS Corporation’s operations in Europe, the Middle East, and India and has more than 40 years of professional experience.  Previously, Tom was a Senior Vice President for the Western United States operations and has expert knowledge of URS’ markets.

•                  EMEA: Steve Morriss, currently AECOM Chief Executive of EMEA, will take the reins of EMEA Design and Consulting Services.  Steve has led an impressive turnaround of the European business in the past few years and has positioned us well for continued growth and success.

•                  APAC: Sean Chiao, who was recently named AECOM President, APAC, effective October 1, will lead our APAC Design and Consulting Services operations.  Over the past 27 years, Sean has significantly contributed to the growth of our business in Asia and has held various leadership positions in AECOM, including Chief Executive of China and Chief Executive of Buildings + Places, APAC.

•                  AECOM Chief Operating Officer and President of Americas, Jane Chmielinski, recently shared with me her decision to retire in March 2015.  I have asked Jane to work with Tom Bishop to ensure a smooth integration and transition of our Americas Design and Consulting Services businesses during the next several months.  I’m grateful that we will continue to benefit from Jane’s knowledge and expertise as we move forward during this historic time for our combined company.

2.              Construction Services Group (CS)

Our Construction Services Group will include two segments: Building Construction and Energy, Infrastructure and Industrial Construction.

•                  Building Construction (BC): With more than 30 years of construction industry experience, Dan McQuade has directed building projects of virtually every size and scope, and has provided executive leadership for iconic projects such as the World Trade Center in New York City and Midfield Terminal at Abu Dhabi International Airport.  Dan has been named Group President of Building Construction.

•                  Energy, Infrastructure and Industrial Construction (EIC): George Nash also has more than 30 years of experience in the engineering and construction industry with significant expertise in the power market.  He has held various leadership positions throughout his 15-year career at URS, including his current role as President of URS’ Energy & Construction division.  In addition, URS’ Canada-based Oil & Gas division reports to George.  George will be Group President of Energy, Infrastructure and Industrial Construction.

3.              AECOM Capital Group (ACAP)

Our AECOM Capital fund and platform will continue to grow our investment capabilities.  Created in 2013, AECOM Capital makes direct investments in real estate and public-private projects, providing us an opportunity to participate as a vital partner in advancing projects with our clients, while also generating revenue as our clients utilize AECOM’s traditional services.

John Livingston will continue to serve as Chief Executive of AECOM Capital.  His 20-year career with AECOM companies includes serving as Chief Executive of Construction Services, President of Tishman Construction and, prior to that, President of Tishman Urban Development Corporation.

4.              Management Services Group (MS)

Our Management Services Group will join together the URS Federal Services division and the AECOM Global Support Services group.  This combined entity will provide a broad array of services to the U.S. federal government as well as national governments around the world.

Randy Wotring, currently URS President of Federal Services, will lead our Management Services Group.  Under Randy’s leadership since 2004, the Federal Services business has grown significantly with major programs for the U.S. Departments of Defense, Homeland Security, and Energy, NASA, and the United Kingdom’s Ministry of Defence and Nuclear Decommissioning Authority.  Randy will be Group President of Management Services.

5.              End Markets Group (EM)

Critical to the success of our four operating groups will be our relentless pursuit of long-term growth and technical excellence.  To this, we have created an End Markets Group, which is responsible for delivering a market- and client-led approach to business development and client satisfaction that will focus on global collaboration across the four operating groups.  The End Markets Group will also be tasked with major account management, AECOM thought leadership and government relations.  This group will serve as a powerful, strategic partner with our operations’ leadership team as we pursue the largest and most iconic projects in the world, and will consist of four end markets: Infrastructure & Power, Buildings & Industrial, Oil & Gas and National Governments.

Mike Donnelly will serve as Group President of the End Markets Group.  Since joining AECOM in 2008, Mike has significantly grown our Global Support Services, while diversifying our markets and shifting our mix of work to more profitable projects.  Mike is currently AECOM Chief Executive, Global Support Services.  Additional End Market leadership appointments will be announced shortly.

We currently expect to complete the transaction combining AECOM and URS during October, and we expect to be operating as one unified company by January 2015.

I hope you can now fully appreciate the level of my enthusiasm for the future of our combined company.  Our new operating structure reflects the strengths of both AECOM and URS.  The leaders that we have identified are a combination of the extraordinary talent contained within both firms.  Together, alongside of each one of you, we will begin a new era of transformational growth.

We will continue to share more information as we further develop our organizational structure.  As always, I welcome your thoughts, questions and feedback at AskMike@aecom.com.  For integration-related questions, please write to integration@aecom.com.

Best,

Mike Burke

President and CEO

Click here to follow Mike on Chatter.

Cautionary Note Regarding Forward-Looking Statements

This communication may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS.  AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. The definitive joint proxy statement/prospectus will be mailed to stockholders of AECOM and URS when it becomes available.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the 2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.